UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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**CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): June 25, 2008

Commission File Number 2-39621

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United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

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Iowa	42-0644327
(State of Incorporation)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa 52407
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

_ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

_ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

_ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

_ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On June 25, 2008, we issued a press release announcing that we have opened a temporary office due to flood damage at our corporate headquarters. The release is furnished as Exhibit 99.1 hereto. The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document filed with the Commission.

Item 9.01. Financial Statements and Exhibits.

    (a)   Not applicable.

    (b)   Not applicable.

    (c)   Exhibits.

    The following exhibits are furnished herewith.

    Exhibit 99.1   Press Release, dated June 25, 2008, announcing that we have opened a temporary office due to flood damage at our corporate headquarters.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company
(Registrant)

June 25, 2008
(Date)

/s/ Randy A. Ramlo
Randy A. Ramlo, Chief Executive Officer

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

For: United Fire & Casualty Company
118 Second Avenue SE, PO Box 73909
Cedar Rapids, Iowa 52407-3909

Contact: Randy A. Ramlo, President/CEO, 319-721-4064

United Fire opens temporary office due to flood damage at its corporate headquarters

CEDAR RAPIDS, IA – June 25, 2008 – United Fire & Casualty Company (NASDAQ: UFCS) today announced that it has opened a temporary office due to flood damage sustained at its corporate headquarters in downtown Cedar Rapids, Iowa. The temporary office is located near Cedar Rapids and opened on Friday, June 20, allowing approximately 200 area employees to resume their regular work duties since the company's closing due to a mandatory flood evacuation. Other area employees will be working from their homes.

During this brief closure, all telephone calls to United Fire's corporate headquarters were rerouted to the company's regional offices in Galveston, Texas, Westminster, Colorado, and Metairie, Louisiana, where staff members continued to process claims and service accounts to ensure minimal interruption in service to its insurance agents and policyholders.

As part of its disaster planning, the company maintains a remote disaster recovery site where critical business data is duplicated to a server. With computer operations up and running during the mandatory evacuation, the company was able to access and restore all of its major automated processing systems within 24 hours of the flood disaster.

While the damage sustained at the company's corporate headquarters was extensive, it is limited to the first floors and lower levels of its office buildings. For instance, in the company's first-floor life marketing department, flood waters rose as high as six feet, destroying everything in the area including all computer equipment.

The widespread flooding in Cedar Rapids last week is the worst the city has ever seen, with flood waters covering city bridges and pouring into downtown. On Friday, June 13, the Cedar River crested at 31.12 feet, which is nearly 20 feet over flood stage and more than 11 feet higher than the previous record set in 1929.

Of the company's more than 300 employees in the Cedar Rapids area, 10 suffered significant loss of property, while others experienced only minor damage. In addition to providing these individuals with temporary housing and other essential items, the company has established an "Employee Flood Relief Fund" to meet both their immediate and long-term needs as they begin to rebuild and recover from the floods.

"As a longtime resident of downtown Cedar Rapids, we are extremely saddened by the widespread damage and destruction caused by the flooding in our business community," said President & CEO Randy Ramlo. "Few downtown businesses or cultural attractions escaped the flood without major damage, and our hearts go out to them as they begin their recovery efforts.

"It is difficult to prepare for a natural disaster, especially one of such unprecedented magnitude, but I feel our company's disaster recovery plan was effective in allowing us to get back to business in a very short period of time. Of course, none of this could have been accomplished so quickly without the support of our employees, many of whom have worked tirelessly in the days since the flood.

"We especially thank our agents and policyholders for their patience and understanding during the past week. Despite our best efforts to minimize the impact of our office closing during the flood, we know they may have experienced some delays in the processing of business and servicing of accounts.

"As we settle into our temporary location, we want our customers to know that we are committed to providing them with the same level of service that they've come to expect from us. The majority of our underwriting teams are now in full operation, generating quotes, processing renewals and accepting new applications – we're officially back in business."

A claims adjuster has reviewed the damage to United Fire's building and contents and, though the company retains a large portion of its property exposure, this loss will be reduced by its insurance coverage. The company anticipates that many of its costs associated with the flood will be reflected and disclosed in its second quarter results.

Cleaning, decontamination and reconstruction have begun at the company's office buildings. However, there is no exact timeline for when employees will be able to return to work downtown, as it is largely dependent on the restoration of electrical power to the downtown area.

"The sooner we return downtown, the better," said President & CEO Randy Ramlo. "I am very pleased with the progress we've made so far in our recovery efforts, and at this point, we plan to be one of the first businesses to reopen in downtown Cedar Rapids."

About United Fire & Casualty Company
United Fire & Casualty Company is a regional insurer that, along with its insurance subsidiaries, offers personal and commercial property and casualty insurance and life insurance. The company markets its products principally through its regional offices in Cedar Rapids, Iowa (company headquarters); Denver, Colorado; and Galveston, Texas. For the 15th consecutive year, United Fire & Casualty Company has been named to the Ward's 50, a respected benchmark group of the industry's top-performing insurance companies. For the second consecutive year, our subsidiary, United Life Insurance Company has been named to the Ward's 50 Life & Health Insurance Companies. In March 2007 and 2008, United Fire & Casualty Company was named to Audit Integrity's Top 100 list of companies who demonstrate high corporate integrity. For more information about United Fire & Casualty Company and its products and services, visit our website, www.unitedfiregroup.com.

Disclosure of forward-looking statements
This report may contain forward-looking statements about our operations, anticipated performance and other similar matters. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our Company, the industry in which we operate, and beliefs and assumptions made by

management. Words such as "expects," "anticipates," "intends," "plans," "believes," "continues," "seeks," "estimates," "predicts," "should," "could," "may," "will continue," "might," "hope" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 27, 2008 and in our report on Form 10-Q for the quarter ended March 31, 2008, filed with the SEC on April 25, 2008. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report or as of the date they are made.